EXHIBIT 15.3

Consent of Independent Registered Public Accounting Firm

Board of Directors

Tarena International, Inc.

We consent to the incorporation by reference in the registration statements (No. 333-204494 and No. 333-197226) on Form S-8 of Tarena International, Inc. of our report dated April 25, 2017, with respect to the consolidated balance sheets of Tarena International, Inc. as of December 31, 2015 and 2016, and the related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2016, which report appears in the December 31, 2016 annual report on Form 20-F of Tarena International, Inc.

Our report dated April 25, 2017 contains an explanatory paragraph that states that the Company has elected to change its reporting currency from U.S. dollars to Chinese Renminbi.

/s/ KPMG Huazhen LLP

Beijing, China
April 25, 2017